UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 63671 / January 7, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14156

In the Matter of **Ministor Peripherals International Ltd.,** **Modatech Systems, Inc.,** **Modena 5, Inc.,** **Modena 6, Inc.,** **Modern Times Group MTG Corp.,** **Monarch Media and Entertainment Group, Inc.,** **The Murdock Group Career Satisfaction Corp. (n/k/a The Murdock Group Holding Corp.),** **Mustang.com, Inc.,** **MycoBiotech Ltd.,** **MyPlan USA, Inc., and** **MyTurn.com, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO MODERN TIMES GROUP MTG CORP.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Modern Times Group MTG Corp. ("Modern Times Group" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 8, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Modern Times Group MTG Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

1.   Modern Times Group (CIK Nos. 1404424, 1045302, 1045303, and 1502509) is a Swedish corporation located in Stockholm, Sweden. At all times relevant to this proceeding, the securities of Modern Times Group have been registered under Exchange Act Section 12(g). As of December 6, 2010, the company's stock (symbol "MTGBF") was traded on the over-the-counter markets.

2.   Modern Times Group has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-16 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

<u>Service List</u>

Rule 141 of the Commission's Rules of Practice provides that the Secretary, or another duly authorized officer of the Commission, shall serve a copy of the Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Modern Times Group MTG Corp. ("Order") on the Respondent.

The attached Order has been sent to the following parties and other persons entitled to notice:

The Honorable Carol Fox Foelak
Administrative Law Judge
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2557

Neil J. Welch, Jr., Esq.
Division of Enforcement
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Modern Times Group MTG Corp.
Skeppsbron 18, Box 2094, S-103 13
Stockholm, Sweden

Adam Fleisher, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470
(Counsel for Modern Times Group MTG Corp.)